801 E. Campbell Rd., Suite 625 Richardson, Texas 75081 Phone 214.299.8016 Fax 214.299.8017 T. Cass Keramidas cass@keramidaslaw.com

March 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:My Palace Portal, Inc

SEC Accession No. 0001376474-21-000076

Form 1-A/A - Offering Statement [Regulation A]: [Amend]

SEC Accession No. 0001376474-21-000076

Filing Date: 2021-03-09

Accepted: 2021-03-09 09:11:58

Attention: Michael Foland

I have acted as counsel to My Palace Portal, Inc. (the 'Company') with respect to the preparation and filing of an Offering Statement on Form 1-A. The Offering Statement and amendment.

Unfortunately, the above referenced was misfiled, and should have appropriately been filed as a Post Effective Amendment.

I state and confirm that no securities that were qualified by your office October 22, 2020 4:00 P.M. in the Form 1-A have been sold.

Accordingly, I respectfully request Permission to Withdraw the filing.

With kind regards,

/s/ T. Cass Keramidas